YUNJI INC.

15/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

September 27, 2023

VIA EDGAR

Mr. Tyler Howes

Ms. Jennifer Gowetski

Ms. Tatanisha Meadows

Mr. Adam Phippen

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Yunji Inc. (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 26, 2023
File No. 001-38877

Dear Mr. Howes, Ms. Gowetski, Ms. Meadows, Mr. Phippen, Ms. Beysolow and Mr. King:

This letter sets forth the Company’s response to the comments contained in the letter dated September 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 9, 2023 (the “August Response Letter”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

Correspondence filed August 9, 2023

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

1.

We note your response to comment 2 and reissue in part. Please revise to address how recent statements by China’s government have or may impact the company’s ability to accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note that your response only addressed how PRC regulatory actions may impact the company.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with recent statements and enhanced regulatory actions by PRC government, such as those related to ~~in recent years, the PRC government has enhanced regulation in areas including~~ filing procedures on offerings conducted overseas by China-based issuers, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement, which may impact our ability to conduct certain businesses, accept foreign investments, maintain our listing status on a United States stock exchange or list on a foreign stock exchange outside of mainland China. For example, these statements and enhanced regulatory actions require issuers that have been listed in an overseas market by March 31, 2023, such as our company, to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. See “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations.”As the statements and regulatory developments relating to these areas are relatively new and rapidly evolving, substantial uncertainties remain in relation to their interpretation and implementation. These risks could result in a material adverse change in our operations and the value of our ADSs, affect our ability to accept foreign investments or list on another foreign stock exchange outside of mainland China, including significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. The PRC government may promulgate additional laws, rules and regulations that may impose significant obligations and liabilities on China-based companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could lead to potential claims, change to our data and other business practices, regulatory investigations, penalties, increased operational costs, declines in user growth or engagement, or otherwise affect our business operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

PRC government~~’s~~ has significant authority in regulating our operations and may influence our operations. ~~its~~ It may exert more oversight ~~and control~~ over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations~~, including data security or anti-monopoly related regulations,~~ in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Cash Flows through Our Organization, page 7

2.

We note your response to comment 8 and your proposed revised disclosure that there is no equivalent or similar restriction or limitation in Hong Kong. However, given the uncertainty regarding the PRC government’s ability to intervene and impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash, please revise here, in your summary of risk factors and risk factors section to state that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

Page 7:

Cash Flows through Our Organization

…

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB229.5 million, RMB451.4 million and RMB453.4 million (US$65.7 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIEs to transfer cash. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in ~~our~~ the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, ~~such cash~~ the funds may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. ~~imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong.~~ For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

…

Page 16:

Risks Related to Doing Business in China

…

•

Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIEs to transfer cash. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Page 58:

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

The funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

3.

As noted in your response to comment 16, Item 16I(b) of Form 20-F states: “any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully submits that the jurisdictions in which all of the Company’s consolidated foreign operating entities (including its subsidiaries, the VIEs and the VIEs’ subsidiaries) are incorporated include mainland China and Hong Kong. Except for the VIEs and their subsidiaries, the Company holds 100% equity interests in its consolidated foreign operating entities.

Paragraph (b)(2) of Item 16I

With respect to the VIEs, the Company is the primary beneficiary of the VIEs, as disclosed in the 2022 Form 20-F. The VIEs, as disclosed in the 2022 Form 20-F, included: (i) Yunji Sharing Technology Co., Ltd., (ii) Zhejiang Yunji Preferred E-Commerce Co., Ltd., (iii) Hangzhou Chuanchou Network Technology Co., Ltd., and (iv) Hangzhou Fengjing Network Technology Co., Ltd. In addition, the ultimate beneficial owners of these VIEs are all natural persons. Therefore, no governmental entities in mainland China own shares of these VIEs or their subsidiaries.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

With respect to the consolidated foreign operating entities incorporated in mainland China that are not the VIEs and their subsidiaries, and the consolidated foreign operating entities incorporated in Hong Kong, the Company holds 100% of their equity interests. The Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) Deutsche Bank Trust Company Americas, (ii) certain institutional investors, including CPYD Singapore Pte. Ltd., Fasturn Overseas Limited, Acceleration S Limited and Trustbridge Partners IV, LP, which were investors that beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023, and (iii) SPVs wholly owned by individuals, including Lanlan Ltd, an SPV wholly owned by Mr. Shanglue Xiao. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, including Schedule 13G and amendments thereto, none of the holders who owned 5% or more of the Company’s shares is reported to be, or owned or controlled by, a governmental entity in the mainland China or Hong Kong. In terms of the institutional investors, all institutional investors of the Company are pre-IPO investors. Based on the examination of publicly available information, such as the institutional investors’ websites, and to the extent applicable, Schedule 13Gs and the amendments thereto, none of these other investors is reported to be, or owned or controlled by, a governmental entity in mainland China or Hong Kong. Therefore, to the Company’s knowledge, no governmental entities in mainland China or Hong Kong own shares of the Company’s consolidated foreign operating entities incorporated in the respective jurisdictions.

Paragraphs (b)(3) of Item 16I

In connection with the required disclosure under (b)(3) of Item 16I, the Company respectfully advises the Staff that based on the analysis in response to (b)(2) of Item 16I as set forth above, no governmental entities in mainland China have a controlling financial interest in the Company or any of the Company’s consolidated foreign operating entities.

Paragraph (b)(4) of Item 16I

In connection with the required disclosure under (b)(4) of Item 16I, the Company respectfully submits to the Staff that none of the members of the board of directors of Yunji Inc. or any of its consolidated foreign operating entities is an official of the Chinese Communist Party. The Company relied on the information provided in response to Comment #15 in the August Response Letter as the basis of its submission.

Paragraphs (b)(5) of Item 16I

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizational documents of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

*   *   *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 571-8168-8920 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Yunji Inc.

By:	/s/ Yeqing Cui
Name:	Yeqing Cui
Title:	Senior Financial Director

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Joy Diao, Partner, PricewaterhouseCoopers Zhong Tian LLP

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